Exhibit 11

Applied Nanotech Holdings, Inc.
Computation of Income (Loss) Per Share

	Three Months ended September 30,		Nine Months ended September. 30,
	2013	2012	2013	2012

Computation of loss per common share **:

Net loss applicable to common shares	$(397,450)	$(1,245,809)	$(2,416,308)	$(4,403,813)

Weighted average number of common shares	131,390,259	119,381,717	128,567,427	119,194,845

Net income (loss) per common share	$(0.00)	$(0.01)	$(0.02)	$(0.04)

** No computation of diluted loss per common share is included for the other periods because such computation results in an antidilutive loss per common share.